RECEIVED

2005 MAY -3 A 9:02

OFFICE OF INTERNATIONAL CORPORATE FINANCE



WashTec AG • Argonstraße 7 • D-86153 Augsburg


05008040

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Date, 22. April 2005

Re: *Washtec AG*
Exemption Number: 82-04888

Dear Sir or Madam,

In connection with Washtec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), enclosed please find our press release and of **April 21st , 2005** concerning **" WashTec: Results of Q1 2005 "**.

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number 333-10000 which was declared effective by the SEC on *March 18, 1999.*

Sincerely,

WashTec AG

PROCESSED
MAY 18 2005
THOMSON FINANCIAL

Po Karoline Kalb

WashTec AG | Argonstraße 7 • D-86153 Augsburg Telefon: +49 (0) 821/5584-0 Telefax: +49 (0) 821/5584-1204 | Vorstand: Thorsten Krüger (Sprecher) Jürgen Lauer | Bankverbindung: Deutsche Bank Augsburg BLZ: 720 700 01 Kto.-Nr.: 024261000



AD HOC NOTIFICATION ACCORDING TO ARTICLE 15 OF THE FEDERAL SECURTIES TRADING ACT

Successful development in Q1 2005:

- **Sales increase by EUR 0.9 million to EUR 49.8 million**
- **Q1 2005 EBT of EUR 1.2 million considerably above own expectations**
- **Expansion of product range on SoftCare platform scheduled for Q2 2005**

Augsburg, 21 April 2005 – In the first quarter of 2005, WashTec AG achieved the turnaround in its sales trend. Sales increased by EUR 0.9 million to EUR 49.8 million (Q1/2004: EUR 48.9 million). This is mainly due to the positive development of rollover wash systems. After the deliberate discontinuation of unprofitable business areas, WashTec achieved a sales growth compared to the previous year.

The sustained success of the implemented restructuring efforts continue to show their positive effects in the financial results. The operating EBT before non recurring expenses increased from minus EUR 1.7 million to EUR 1.5 million. The EBT of EUR 1.2 million (Q1/2004: minus EUR 1.0 million) was the first time WashTec posted a positive resulted in its traditionally weak first quarter. The net result for the quarter improved from minus EUR 1.1 million to EUR 0.7 million.

The first quarter, the positive operating cash flow was again used to reduce bank liabilities. In comparison to December 31, 2004, EUR 4.2 million bank liabilities were repaid.

WashTec AG
Argonstraße 7
86153 Augsburg
Tel. +49-821/55 84-0
Fax +49-821/55 84-12 04

Executive Board:
Thorsten Krüger (Sprecher)
Jürgen Lauer

Chairman of supervisory board:
Alexander von Engelhardt

HRB 81
Amtsgericht Augsburg



The order book was better than expectations. The launch of the new rollover wash systems SoftCare Evo and SoftCare Juno, in the autumn of 2004 made a key contribution to this development. In the second quarter, the product portfolio will be further extended with the SoftCare Takt, a double rollover washing system, rounding off the premium segment.

The last running projects of the comprehensive restructuring program are to be implemented by the end of 2005. By rectification of the balance sheet structures on the equities and liabilities side, WashTec shall be placed on a solid basis in all areas. For 2005, the Management Board is targeting an operating EBIT margin of approximately 10% on slightly higher sales.

WashTec AG, Argonstr. 7, 86153 Augsburg
ISIN: DE0007507501
Listed: Official trading in Frankfurt (General Standard); OTC in Berlin-Bremen, Dusseldorf, Munich and Stuttgart

WashTec AG
Argonstraße 7
86153 Augsburg
Tel. +49-821/55 84-0
Fax +49-821/55 84-12 04

Executive Board:
Thorsten Krüger (Sprecher)
Jürgen Lauer

Chairman of supervisory board:
Alexander von Engelhardt

HRB 81
Amtsgericht Augsburg